February 24, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	Vishay Precision Group, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 24, 2011

Dear Mr. Vaughn:

We are filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments of the staff of the Corporate Finance Division (the “Staff”) of the Commission set forth in its letter dated February 22, 2012, relating to the above referenced filings of Vishay Precision Group, Inc. (“VPG” or the “Company”). For your convenience, the Staff’s comment has been restated below in its entirety in bold, with the response set forth immediately below the comment.

Form 10-K for the Year Ended December 31, 2010
     Index to Combined and Consolidated Financial Statements, page F-1
          Note 15 Segment and Geographic Data, page F-45

1.	We note your disclosure in your response to prior comment 2 in your letter dated December 28, 2011 that the manufacturing of foil material is a critical and common component of your strain gage business. As such, it appears that your foil resistor business can be a leading indicator for your strain gage business and may experience some revenue and margin changes slightly in advance of your strain gage business. It appears that this occurred in 2010 and this contributed to a short-term divergence in the similarity of the economic characteristics of the two operating segments, but we do not see where you included any discussion of these facts in your 2010 Form 10-K. To the extent that this short-term deviation in the similarity of economic characteristics occurs in future periods and you continue to believe that the two operating segments will exhibit similar long-term economic characteristics, please revise your discussion in MD&A in future filings to discuss the short-term divergence and the possible impact on future results of operations.

Response: The Staff’s comment is duly noted. The Company undertakes to include in its MD&A disclosures in future filings discussion of any short-term divergence in the similarity of economic characteristics between the foil resistor and strain gage operating segments and the possible impact of such short-term divergence on future results of operations, to the extent required in accordance with Item 303 of Regulation S-K and the Commission’s related published releases and interpretations.

* * * * *

Additionally, as requested by the Staff, VPG makes the following representations:

  VPG is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
  VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours,

/s/ William M. Clancy
William M. Clancy
Executive Vice President and Chief Financial Officer
Vishay Precision Group, Inc.